

**Benjamin Sawyer**
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14<sup>th</sup> Floor
New York, NY  10005

July 30, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the KraneShares FTSE Emerging Markets Plus ETF, (To be renamed the KraneShares MSCI All China Index ETF) shares of beneficial interest, no par value of KraneShares Trust under the Exchange Act of 1934.

Sincerely,

*Ben Sawyer*